EXHIBIT 11(a)
Lamar Advertising Company and Subsidiaries Earnings Per Share Computation Information
Years ended December 31, 2008, 2007 and 2006

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Net income applicable to common stock	$9,358,000	$45,852,000	$43,534,000

Weighted average common shares outstanding	92,125,660	96,779,009	102,720,744
Shares issueable upon exercise of stock options	181,180	774,898	774,778
Incremental shares of convertible debt	—	—	—

Weighted average common shares and common equivalents outstanding	92,306,840	97,553,907	103,495,522
Net income per common share basic and diluted	$0.10	$0.47	$0.42

The above earnings per share (EPS) calculations are submitted in accordance with Statement of Financial Accounting Standards No. 128. An EPS calculation in accordance with Regulation S-K item 601 (b) (11) is not shown above for the years ended December 31, 2008, 2007 and 2006 because it produces an antidilutive result. The following information is disclosed for purposes of calculating antidilutive EPS for that period.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Net income applicable to common stock	$9,358,000	$45,852,000	$43,534,000
Income impact of assumed conversions	4,256,797	4,496,500	5,042,031

Income available to common shareholders plus assumed conversion	$13,614,797	$50,348,500	$48,576,031

Weighted average common shares outstanding	92,125,660	96,779,009	102,720,744
Shares issuable upon exercise of stock options	181,180	774,898	774,778
Incremental shares from convertible debt	5,879,893	5,813,730	5,581,755

Weighted average common shares plus dilutive potential common shares	98,186,733	103,367,637	109,077,277

Net income per common share	$0.14	$0.49	$0.45